Exhibit 99.5

Gorilla Announces $12 Million Registered Direct Offering

LONDON, June 7, 2024 (GLOBE NEWSWIRE) – Gorilla Technology Group Inc. (“Gorilla” or the “Company”) (NASDAQ: GRRR), a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence, and IoT technology, today announced that it has entered into securities purchase agreements with existing institutional investors for the purchase and sale of 2,142,858 ordinary shares of the Company and warrants to purchase up to 2,142,858 ordinary shares pursuant to a registered direct offering (the “Offering”) at a combined purchase price of $5.60 per ordinary share and accompanying warrant to purchase ordinary shares. The warrants will have an exercise price of $5.90 per share, will be immediately exercisable upon issuance and will expire 5 years from issuance. The gross proceeds to Gorilla from this Offering, before deducting the placement agents’ fees and other offering expenses, will be approximately $12 million.

Gorilla intends to use the net proceeds from the Offering for working capital needs. The closing of the Offering is expected to occur on or about June 10, 2024, subject to the satisfaction of customary closing conditions.

A.G.P./Alliance Global Partners is acting as the sole placement agent for the Offering.

The securities described above are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-274053) that was filed with the Securities and Exchange Commission (the “SEC”) on August 17, 2023 and declared effective by the SEC on August 29, 2023. The Offering is being made by means of a prospectus, including a prospectus supplement, that form part of the registration statement. A final prospectus supplement and accompanying prospectus relating to the Offering will be filed with the SEC. Electronic copies of the final prospectus supplement and accompanying prospectus may be obtained, when available, from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

In connection with the Offering, the Company has agreed to reduce the exercise price of its outstanding Series A ordinary share purchase warrants and Series B ordinary share purchase warrants, to purchase up to 2,825,000 ordinary shares, that were issued to the existing institutional investors in the Company’s previous registered direct offerings in September 2023 and February 2024, to $5.90 per ordinary share.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Investor Relations Contact:

Cody Fletcher

The Blueshirt Group for Gorilla

+1 (434) 251-7165

gorilla@blueshirtgroup.co